Exhibit 99.1

Item 1

Silicom Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2018

Silicom Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
 Silicom Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2018, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 6-K. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

We have served as the Company’s auditor since 1997.

Tel Aviv, Israel
March 18, 2019

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

			2017	2018
	Note		US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4		17,021	26,808
Marketable securities	2F, 5		7,752	1,600
Accounts receivable:
Trade, net	2	G	40,742	23,453
Other	6		5,823	9,487
Related parties			625	364
Inventories	7		51,487	42,369

Total current assets			123,450	104,081

Marketable securities	2F, 5		5,945	45,612

Assets held for employees' severance benefits	10		1,591	1,517

Deferred tax assets	15	G	899	894

Property, plant and equipment ("PPE"), net	8		4,121	3,670

Intangible assets, net	9		1,047	966

Goodwill			25,561	25,561

Total assets			162,614	182,301

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 18, 2019

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31 (Continued)

		2017	2018
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		12,619	15,389
Other accounts payable and accrued expenses		6,420	6,133
Related parties		10	18

Total current liabilities		19,049	21,540

Long-term liabilities
Liability for employees' severance benefits	10	2,765	2,612

Total liabilities		21,814	24,152

Commitments and contingencies	11

Shareholders' equity	12
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,564,502 and 7,574,176 issued as at
December 31, 2017 and 2018, respectively;
7,549,531 and 7,559,205 outstanding as at
December 31, 2017 and 2018, respectively		22	22
Additional paid-in capital		51,909	54,621
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2017 and 2018		(38)	(38)
Retained earnings		88,907	103,544

Total shareholders' equity		140,800	158,149

Total liabilities and shareholders’ equity		162,614	182,301

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Operations for the Year Ended December 31

			2016	2017	2018
			US$ thousands
	Note		Except for share and per share data

Sales*	2M, 13		100,347	125,690	133,753
Cost of sales			61,796	79,762	91,697

Gross profit			38,551	45,928	42,056

Operating expenses
Research and development**			12,663	13,915	14,820
Sales and marketing			6,423	6,722	6,642
General and administrative			3,969	4,507	3,943
Contingent consideration benefit	3		(334)	(4,642)	-

Total operating expenses			22,721	20,502	25,405

Operating income			15,830	25,426	16,651
Financial income, net	14		35	156	923

Income before income taxes			15,865	25,582	17,574

Income taxes	15		2,728	3,868	2,937

Net income			13,137	21,714	14,637

Income per share:
Basic income per ordinary share (US$)	2	S	1.789	2.912	1.938

Diluted income per ordinary share (US$)			1.767	2.856	1.912

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)			7,344	7,456	7,552

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)			7,435	7,602	7,657

* Including sales to related parties in the amount of US$ 762 thousand, US$ 1,275 thousand and US$ 1,063 thousand in 2016, 2017 and 2018, respectively.

** Including services from related parties in the amount of US$ 351 thousand, US$ 170 thousand and US$ 311 thousand in 2016, 2017 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2016	7,284,344	21	44,101	(38)	68,750	112,834

Exercise of options and RSUs(2)	97,269	1	951	-	-	952
Share-based compensation	-	-	1,781	-	-	1,781
Dividend (US $1.00 per share)	-	-	-	-	(7,312)	(7,312)
Net income	-	-	-	-	13,137	13,137

Balance at
December 31, 2016	7,381,613	22	46,833	(38)	74,575	121,392

Exercise of options and RSUs(2)	167,918	*-	2,651	-	-	2,651
Share-based compensation	-	-	2,425	-	-	2,425
Dividend (US $1.00 per share)	-	-	-	-	(7,382)	(7,382)
Net income	-	-	-	-	21,714	21,714

Balance at
December 31, 2017	7,549,531	22	51,909	(38)	88,907	140,800

Exercise of options and RSUs(2)	9,674	*-	288	-	-	288
Share-based compensation	-	-	2,424	-	-	2,424
Net income	-	-	-	-	14,637	14,637

Balance at
December 31, 2018	7,559,205	22	54,621	(38)	103,544	158,149

(1)	Net of 14,971 shares held by Silicom Inc.
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31

	2016	2017	2018
	US$ thousands
Cash flows from operating activities
Net income	13,137	21,714	14,637

Adjustments required to reconcile net income to
net cash provided by (used in) operating activities:
Depreciation and amortization	3,856	3,799	3,293
Write-down of obsolete inventory	3,170	2,918	6,211
Discount on marketable securities, net	358	217	32
Share-based compensation expense	1,550	2,425	2,424
Deferred taxes, net	(260)	453	5
Changes in assets and liabilities:
Accounts receivable - trade	(4,007)	(13,237)	16,985
Accounts receivable - other	(1,832)	(2,475)	(3,384)
Accounts receivable - related parties	56	(208)	261
Change in liability for employees' severance benefits, net	126	171	(79)
Inventories	(21,426)	(10,287)	2,540
Trade accounts payable	1,809	1,698	3,059
Other accounts payable and accrued expenses	1,098	(1,144)	(314)
Contingent consideration benefit	(334)	(4,642)	-
Accounts payable - related parties	(8)	6	8
Net cash provided by (used in) operating activities	(2,707)	1,408	45,678

Cash flows from investing activities
Purchase of property, plant and equipment	(1,441)	(1,690)	(1,345)
Investment in intangible assets	-	(11)	(1,022)
Proceeds from maturity of marketable securities	8,575	16,175	7,750
Purchases of marketable securities	-	(5,961)	(41,670)
Net cash provided by (used in) investing activities	7,134	8,513	(36,287)

Cash flows from financing activities
Exercise of options	952	2,651	288
Dividend	(7,312)	(7,382)	-
Payment made in connection with contingent consideration	(4,463)	-	-
Net cash provided by (used in) financing activities	(10,823)	(4,731)	288

Effect of exchange rate changes on cash balances held	135	(86)	108

Increase (decrease) in cash and cash equivalents	(6,261)	5,104	9,787

Cash and cash equivalents at beginning of year	18,178	11,917	17,021
Cash and cash equivalents at end of year	11,917	17,021	26,808

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE and intangible assets	39	119	146
B. Cash paid during the year for:
Income taxes	4,648	4,584	3,260

The accompanying notes are an integral part of these consolidated financial statements

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company's shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).  The Company's shares were traded in Israel on the Tel Aviv Stock Exchange ("TASE") from December 2005 through January 26, 2016, after which, on January 28, 2016, the Company delisted from trading on the TASE.

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Silicom Denmark A/S (Fiberblaze A/S) (hereinafter – "Silicom Denmark"), whereas the term "subsidiaries" refers to Silicom Inc. and Silicom Denmark.

Note 2 - Summary of Significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.	Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 13A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

Transactions and monetary balances in other currencies are translated into the functional currency using the current exchange rate.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in earnings when they arise.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

B.	Basis of presentation

The accompanying consolidated financial statements have been prepared with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

C.	Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include income taxes, inventories, marketable securities, goodwill, intangible assets and share-based compensation.

D.	Business combinations

The Company accounts for business combination in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired and liabilities assumed at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in the consolidated statements of operations.

E.	Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.

F.	Marketable securities

The Company classifies its marketable securities as held-to-maturity as they are debt securities in which the Company has the intent and ability to hold to maturity. Held-to-maturity (HTM) debt securities are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

Premiums and discounts on debt securities are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

 F.             Marketable securities (cont’d)

Such amortization and accretion are included in the "Financial income, net" line item in the consolidated statements of operations.

When other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.

A decline in the market value of HTM security below cost that is deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other than temporary, the Company considers all available information relevant to the collectibility of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

If the Company intends to sell the security or it is more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.

G.	Trade accounts receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns.

As of December 31, 2017 and 2018, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

H.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the "weighted average-cost" method.
The Company writes down obsolete or slow moving inventory to its net realizable value.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

I.	Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of insurance policies. The assets are recorded at their current cash redemption value.

J.	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	*

*  Over the shorter term of the lease or the life of the asset

K.	Goodwill and other intangible assets

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The Company operates in one operating segment and this segment comprises one reporting unit.

Goodwill is reviewed for impairment at least annually in accordance with ASC 350, Testing Goodwill for Impairment. ASC 350 provides an entity the option to perform a qualitative assessment to determine whether it is more likely than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

 K.             Goodwill and other intangible assets (cont’d)

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2018, no impairments were found and therefore no impairment losses were recorded.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives of 3 years. The acquired customer relationships and current technology are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in amortization of such intangible assets in the straight-line method.

L.	Impairment of Long-Lived Assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall long-lived assets, such as property, plant, equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

M.	Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, a new accounting standard related to revenue recognition. ASC 606 supersedes nearly all U.S. GAAP on revenue recognition and eliminated industry-specific guidance. The underlying principle of ASC 606 is to recognize revenue when a customer obtains control of the promised goods at an amount that reflects the consideration that is expected to be received in exchange for those goods. It also requires increased disclosures including the nature, amount, timing, and uncertainty of revenues and cash flows related to contracts with customers. The Company adopted ASC 606 at the beginning of the first quarter of fiscal 2018, and implemented new accounting policies and internal controls necessary to support the requirements of ASC 606. The adoption of ASC 606 did not have any impact on the Company's revenue recognition.

The Company recognizes revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.  The Company accounts for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company identifies separated contractual performance obligations and evaluates each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time.  All of the Company's performance obligations for the reported periods were satisfied at a point in time.

Revenue is allocated among performance obligations in a manner that reflects the consideration that the Company expects to be entitled to for the promised goods based on standalone selling prices (SSP). SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the observable price of the product when the Company sell the goods separately in similar circumstances and to similar customers.

Until January 1, 2018, revenues from sales of products were recognized upon delivery provided that the collection of the resulting receivable was reasonably assured, there was persuasive evidence of an arrangement, no significant obligations remained and the price was fixed or determinable.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of operations.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

N.	Research and development costs

Capitalization of software development costs related to programmable components incorporated into the Company's products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The company has determined that technological feasibility for its software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. The Company started to capitalize internal software development costs during 2018. The Company did not capitalize any internal software development costs for the year ended December 31, 2017 and 2016, because the cost incurred and the time between technological feasibility and product release was insignificant. Other costs incurred in the research and development of the Company’s products are expensed as incurred.

O.	Allowance for product warranty

The Company grants service warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience. Accordingly, these financial statements do not include an accrual for warranty obligations.

P.	Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

Q.	Income taxes

Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are presented as non-current assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

R.	Share-based compensation

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows:
When portions of an award vest in increments during the requisite service period (graded-vesting award), the Company’s accounting policy is to recognize compensation cost for the award over the requisite service period for each separately vesting portion of the award.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

S.	Basic and diluted earnings per share

Basic income per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted income per ordinary share calculation is similar to basic income per ordinary share except that the weighted average of common shares outstanding is increased to include outstanding potential common shares during the period if dilutive. Potential common shares arise from stock options and RSUs, and the dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2016	2017	2018
Net income attributable to ordinary shares
(US$ thousands)	13,137	21,714	14,637

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	7,343,696	7,455,528	7,552,094

Add assumed exercise of outstanding dilutive potential
ordinary shares	91,485	146,443	105,236

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	7,435,181	7,601,971	7,657,330

Basic income per ordinary shares (US$)	1.789	2.912	1.938

Diluted income per ordinary shares (US$)	1.767	2.856	1.912

The weighted average number of shares related to options
and RSUs excluded from the diluted earnings per share
calculation because of anti-dilutive effect	9,633	-	171,086

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

T.	Comprehensive Income

For the years ended December 31, 2016, 2017 and 2018, comprehensive income equals net income.

U.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 5 to these consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

V.	Concentrations of risks

(1)           Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2017 and 2018, the ratings of the securities in the Company's portfolio was at least A and A- respectively. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses. See note 13.

 (2)           Significant customers

The Company's top three customers accounted for approximately 36% of its revenues in 2018. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See note 13.

W.          Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

X.	Recent Accounting Pronouncements

(1)
In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. The Company will adopt ASU 2016-02 utilizing the modified retrospective transition method through a cumulative-effect adjustment at the beginning of its first quarter of 2019. The Company evaluated the impact of adopting ASU 2016-02, based on the lease portfolio as of December 31, 2018, and anticipates recording lease assets of approximately $3.4 million and lease liabilities of approximately $3.3 million on its consolidated balance sheets, with no material impact to its consolidated statements of operations.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

 X.           Recent Accounting Pronouncements (cont’d)

(2)
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for annual and interim periods in fiscal years beginning after December 15, 2018. The impact of adopting the new standard on the net income is not expected to be material.

(3)
In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which eliminates the requirement to calculate the implied fair value of goodwill in Step 2 of the goodwill impairment test. Under ASU 2017-04, goodwill impairment charges will be based on the excess of a reporting unit’s carrying amount over its fair value as determined in Step 1 of the testing. ASU 2017-04 is effective for interim and annual testing dates after December 15, 2019, with early adoption permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its consolidated balance sheets, results of operations, cash flows or presentation thereof.

(4)
In July 2018, the FASB issued ASU 2018-09, which clarifies and corrects unintended application of guidance, and makes improvements to several Codification Topics. The changes are part of an ongoing FASB project to make non-substantive technical corrections, clarifications, and improvements that are not expected to have a significant effect on accounting practice or create a significant administrative cost to most entities. Most of the amendments are effective immediately.

Some of the amendments are effective for annual and interim periods in fiscal years beginning after December 15, 2018.
The Company does not expect the adoption of ASU 2018-09 to have a material impact on its consolidated balance sheets, results of operations, cash flows or presentation thereof.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 – Acquisitions

A.	ADI Engineering, Inc.

On October 28, 2015 (hereinafter – "closing date") the Company acquired certain assets from ADI Engineering, Inc. (hereinafter – "ADI"), a privately-held, US-based provider of custom embedded communications and networking products, for an aggregate purchase price of US$ 10,000 thousand in cash and estimated contingent consideration of US$ 7,802 thousand in cash and in options to ordinary shares, payable in three yearly payments, after the closing, subject to the attainment of certain performance milestones until December 31, 2017. The fair value measurement of the contingent consideration was classified at level 2 and level 3 of the fair value hierarchy (see Note 2U). Of the total purchase price of US$ 17,802 thousand, US$ 222 thousand was attributed to tangible assets, US$ 4,261 thousand was attributed to intangible assets and US$ 13,319 thousand was attributed to goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The recognized goodwill is deductible for income tax purposes for 10 years.

In connection with the contingent consideration, during 2016 the Company paid ADI an amount of US$ 3,000 thousand. Any amount not paid was charged to the statement of operations as an income.

B.	Silicom Denmark

On December 10, 2014 (hereinafter – "closing date"), the Company completed the acquisition of all of the outstanding shares and voting interests of Silicom Denmark, a provider of high performance application acceleration solutions, for an aggregate purchase price of US$ 10,161 thousand in cash and estimated contingent consideration of US$ 4,683 thousand in cash and in options to ordinary shares, subject to the attainment of certain performance milestones until August 31, 2015. The fair value measurement of the contingent consideration was classified at level 3 of the fair value hierarchy (see Note 2U). Of the total estimated purchase price of US$ 14,844 thousand, US$ 2,022 thousand was attributed to tangible assets, US$ 1,996 thousand was attributed to intangible assets, US$ 12,242 thousand was attributed to goodwill and US$ 1,416 was attributed to liabilities assumed. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. None of the recognized goodwill is expected to be deductible for income tax purposes.

In connection with the contingent consideration, during 2016 the Company paid to the Silicom Denmark sellers an amount of US$ 1,463 thousand, of which 90% was paid in cash and 10% in options to ordinary shares of the Company.
In relation to this acquisition, on April 18, 2016, the Company granted, in the aggregate, 22,795 options to the Silicom Denmark sellers and to the Silicom Denmark employees (see Note 12I). Any amount not paid was charged to the statement of operations as an income.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2017	2018
	US$ thousands

Cash	12,834	16,147
Cash equivalents *	4,187	10,661
	17,021	26,808

*	Comprised mainly of deposits in banks as at December 31, 2017 and 2018 carrying a weighted average interest rate of 0.07% and 2.79%, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2017 and 2018 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2018
Held to maturity:
Corporate debt securities and government debt securities
Current	1,610	-	(22)	1,588
Non-Current	46,052	-	(778)	45,274

	47,662	-	(800)	46,862

At December 31, 2017
Held to maturity:
Corporate debt securities
Current	7,798	-	(49)	7,749
Non-Current	5,976	-	(95)	5,881

	13,774	-	(144)	13,630

*	Fair value is being determined using quoted market prices in active markets (Level 2).
**
Including accrued interest in the amount of US$ 77 thousand and US$ 450 thousand as of December 31, 2017 and 2018 respectively.
The accrued interest is presented as part of other account receivable on the balance sheet.

Activity in marketable securities in 2018	US$ thousands

Balance at January 1, 2018	13,774

Purchases of marketable securities	41,670
Discount on marketable securities, net	(32)
Proceeds from maturity of marketable securities	(7,750)
Balance at December 31, 2018	47,662

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2018:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(679)	41,024	(121)	5,838	(800)	46,862

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 6 - Other Receivables

	December 31
	2017	2018
	US$ thousands

Advances to suppliers	555	5,260
Government authorities	4,475	2,916
Prepaid expense	531	884
Other receivables	262	427
	5,823	9,487

Note 7 - Inventories

	December 31
	2017	2018
	US$ thousands

Raw materials and components	24,407	19,088
Products in process	15,079	10,883
Finished products	12,001	12,398
	51,487	42,369

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Property, Plant and Equipment, Net

	December 31
	2017	2018
	US$ thousands

Machinery and equipment	10,531	12,150
Office furniture and equipment	665	725
Leasehold improvements	2,309	2,375

Property, plant and equipment	13,505	15,250

Accumulated depreciation	(9,384)	(11,580)

Property, Plant and equipment, net	4,121	3,670

Depreciation expense for the years ended December 31, 2016, 2017 and 2018 were US$ 1,616 thousand, US$ 1,911 thousand and US$ 2,190 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 9 - Intangible Assets

Intangible assets

Net intangible assets as of December 31, 2018 are as follows:

		December 31
		2017	2018
	Useful life	US$ thousands
Original cost:
Current technology	3	3,844	3,832
Customer relationships	3	1,937	1,937
Capitalization of software development costs	3	-	928
Licenses	3	-	106
		5,781	6,803
Accumulated amortization:
Current technology		3,181	3,832
Customer relationships		1,553	1,937
Capitalization of software development costs		-	37
Licenses		-	31
		4,734	5,837

Intangible assets, Net:
Current technology		663	-
Customer relationships		384	-
Capitalization of software development costs		-	891
Licenses		-	75
		1,047	966

Amortization expense for the years ended December 31, 2016, 2017 and 2018 were US$ 2,240 thousand, US$ 1,888 thousand and US$ 1,103 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 10 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

In respect of the liability to the employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

B.
According to Section 14 to the Severance Pay Law ("Section 14") the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14. Commencing July 1, 2008, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, as of that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

C.
Consequently, the assets held for employees' severance benefits reported on the balance sheet, in respect of deposits for those employees who have signed agreements pursuant to Section 14, represent the redemption value of deposits made through June 30, 2008. The liability for employee severance benefits, with respect to those employees, represents the liability of the Company for employees' severance benefits as of June 30, 2008.

As a result of the implementation of Section 14, as described above, the liability with respect to those employees is calculated on the basis of number of years of employment as of June 30, 2008, multiplied by the latest salary paid. The liability is covered by the amounts deposited, including accumulated income thereon, as well as by the unfunded provision. Such liability will be removed, either upon termination of employment or retirement.

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2016, 2017 and 2018 were US$ 761 thousand, US$ 830 thousand and US$ 605 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Commitments and Contingencies

Lease commitments

The premises and facilities occupied by the Company are leased under various operating lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements related to leases in Israel are in Israeli Shekel ("ILS") or in ILS, linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone ("DKK").

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2018, are as follows:

Year ended December 31	US$ thousands
2019	1,394
2020	643
2021 and on	1,818

Of the amounts above, US$ 50 thousand in 2019, relate to related parties.

Rental expenses under the lease agreements for the years ended December 31, 2016, 2017 and 2018 were US$ 1,563 thousand, US$ 1,760 thousand and US$ 1,812 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity

Share based compensation

A.
On October 21, 2013 the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 Plan") and to reserve up to 500,000 ordinary shares for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. In January 2018, our Board approved the increase of the number of ordinary shares reserved for issuance under the 2013 Plan by 600,000 additional ordinary shares. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

B.
Options or RSUs granted to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards of options, or the ordinary shares issued upon their exercise, must be deposited with a trustee for at least two years following the date of grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

Capital gains on awards granted under the plans are subjected to tax of 25% to be paid by the employee, and the Company is not entitled to a tax deduction.
Gains which are not capital gains on awards under the plans are subjected to regular tax rates on individuals, and the Company is entitled to a tax deduction for such gains.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

 Share based compensation (cont'd)

C.	During 2014 and 2015, the Company granted 74,000 and 8,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

	2014	2015
Expected dividend yield	2.06%	3.22%
Termination rate	4.35%	0%

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

D.	On July 28, 2015, the Company granted, in the aggregate, 89,907 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 26.91 and the Option expiration date was the earlier to occur of: (a) July 28, 2023; and (b) the closing price of the shares falling below US$ 13.46 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.08%
Expected dividend yield	2.09%
Average expected volatility (b)	53.01%
Termination rate	9%
Suboptimal factor (c)	3.4

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

E.      On June 8, 2016, the Company granted, in the aggregate, 93,660 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 28.38 and the Option expiration date was the earlier to occur of: (a) June 8, 2024; and (b) the closing price of the shares falling below US$ 14.19 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	1.58%
Expected dividend yield	2.42%
Average expected volatility (b)	47.90%
Termination rate	9%
Suboptimal factor(c)	3.32

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

F.	On January 30, 2017, the Company granted, in the aggregate, 119,925 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 39.62 and the Option expiration date was the earlier to occur of: (a) January 30, 2025; and (b) the closing price of the shares falling below US$ 19.81 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.35%
Expected dividend yield	2.42%
Average expected volatility (b)	43.71%
Termination rate	9%
Suboptimal factor (c)	3.28

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

 Share based compensation (cont'd)

G.	On January 30, 2017, the Company granted, in the aggregate, 78,000 RSUs to certain of its directors and employees under the 2013 Plan. In relation to those grants:

1.	50% of the RSUs vest on the second anniversary of the date of the grant and the additional 50% of the RSUs vest on the third anniversary of the date of the grant.

2.	The fair value of RSUs is estimated based on the market value of the Company's stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

Expected dividend yield	2.68%
Termination rate	1.74%

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	On April 30, 2018, the Company granted, in the aggregate, 137,010 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 36.11 and the Option expiration date was the earlier to occur of: (a) April 30, 2026; and (b) the closing price of the shares falling below US$ 18.06 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.92%
Expected dividend yield	0.0%
Average expected volatility (b)	45.13%
Termination rate	9%
Suboptimal factor (c)	3.2

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	The following table summarizes information regarding stock options as at December 31, 2018:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

15.28	6,575	1.7	6,575	1.7

26.91	20,415	4.6	20,415	4.6

33.27	19,706	7.3	19,706	7.3

28.38	77,616	5.4	77,616	5.4

39.62	109,840	6.1	-	-

36.11	131,343	7.3	-	-

	365,495		124,312

The aggregate intrinsic value of options outstanding as of December 31, 2017 and 2018 is US$ 9,175 thousand and US$ 835 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2017 and 2018 is US$ 1,759 thousand and US$ 835 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2017 and 2018, is US$ 4,194 thousand and US$ 67 thousand, respectively.
The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J. The stock option activity under the abovementioned plans is as follows:

		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2016	214,701

Granted*	116,455	29.34	10.96
Exercised	(62,269)	15.28	6.54
Forfeited	(2,882)	29.71	11.79

Balance at December 31, 2016	266,005

Granted	119,925	39.62	11.89
Exercised	(124,918)	21.46	8.46
Forfeited	(11,101)	33.18	10.87

Balance at December 31, 2017	249,911

Granted	137,010	36.11	14.71
Exercised	(9,674)	28.02	9.94
Forfeited	(11,752)	36.73	13.05

Balance at December 31, 2018	365,495
Exercisable at December 31, 2018	124,312

*	In 2016 the Company granted in the aggregate, 116,455 options. Regarding the grant of 93,660 options, see Note 12E. Regarding the grant of 22,795 options, see Note 3B.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

K.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
		US$

Balance at January 1, 2016	78,000

Vested	(35,000)	46.54

Balance at December 31, 2016	43,000

Granted	78,000	34.90
Vested	(43,000)	42.52

Balance at December 31, 2017 and December 31, 2018	78,000

The aggregate intrinsic value of RSUs outstanding as of December 31, 2017 and December 31, 2018 is US$ 5,469 thousand and US$ 2,725 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

L.	During 2016, 2017 and 2018, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2016	2017	2018
	US$ thousands	US$ thousands	US$ thousands

Cost of sales	180	320	372
Research and development costs	504	832	953
Selling and marketing expenses	366	537	569
General and administrative expenses	500	736	530

	1,550	2,425	2,424

As of December 31, 2018, there were US$ 1,668 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 1.19 years.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers
A. Information on sales by geographic distribution:

The Company has one operating segment.
Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2016	2017	2018
	US$ thousands

North America	65,590	100,434	108,024
Europe	24,208	20,156	21,038
Asia-Pacific	10,549	5,100	4,691

	100,347	125,690	133,753

B. Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2016	2017	2018
	US$ thousands

Customer "A"	17,366	16,915	18,855
Customer "B"	*	*	14,506
Customer "C"	*	*	14,220
Customer "D"	*	25,888	*
Customer "E"	11,628	*	*

* Less than 10% of sales.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers (cont'd)

C. Major Customers - as percentage of net Accounts Receivable balance:
Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2017 and 2018, consist of the following customers:

	Year ended December 31
	2017	2018
	Percentage

Customer 1	15%	22%
Customer 2	*	18%
Customer 3	*	10%
Customer 4	30%	*
Customer 5	22%	*

* Less than 10% of Trade accounts receivable, net.

D. Information on Long lived assets - Property, Plant and Equipment by geographic areas:
The following table presents the locations of the Company’s long lived assets - Property, Plant and Equipment as of December 31, 2017 and 2018:

	Year ended December 31
	2017	2018
	US$ thousands

North America	20	46
Europe	225	235
Israel	3,876	3,389

	4,121	3,670

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Financial Income (Expenses), Net

	Year ended December 31
	2016	2017	2018
	US$ thousands

Interest income	751	527	840
Discount on marketable securities, net	(358)	(217)	(32)
Exchange rate differences, net	(236)	(45)	208
Bank charges	(122)	(109)	(93)

	35	156	923

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income

A.
Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986

As a "foreign invested company" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's taxable income or loss is calculated in US Dollars.

B.	Corporate tax rate in Israel

Taxable income of Israeli companies was subject to tax at the rate of 25% as from 2016 and thereafter.

Furthermore, In December 2016, the regular tax rate in Israel was reduced to 23% in two steps. The first step was to a rate of 24% as from 2017 and the second step was to a rate of 23% as from 2018 and thereafter.

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law")

1.     On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – "the Amendment to the Law"). The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a Preferred Company, per the definition of these terms in the Amendment to the Law.

Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period.

Under the Amendment to the Law, which the Company started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all preferred income of such company. Under the law, when the election is made, the uniform tax rate (for 2014 and on) will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Preferred Companies will be freely distributable as dividends, subject to a withholding tax of 20% (or a lower rate under an applicable tax treaty).

In December 2016, under the Amendment to the Law, the uniform tax rate in areas in Israel designated as Development Zone A was reduced to 7.5% as from 2017 and thereafter. The company has two facilities in Israel of which one of them is located in Development Zone A.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)

1.         (cont'd)

            Should the Company derive income from sources other than the Preferred company, such income will be taxable at the regular corporate tax rates for the applicable year.

             2.       In the event of distribution by the Company of dividends out of its retained earnings that were generated prior to 2014 tax year and were tax exempt under the "Approved Enterprise" or "Benefited Enterprise" status, the Company would be subjected to a maximum of 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

Out of the Company’s retained earnings as of December 31, 2017 and 2018, approximately US$ 50,356 thousand and US$ 46,581 thousand respectively are tax-exempt, under the previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (up to 25%) and an income tax liability of up to approximately US$ 12,589 thousand and US$ 11,645 thousand would be incurred as of December 31, 2017 and 2018, respectively. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s "Approved Enterprise" or "Benefited Enterprise". If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

D.            Taxation of the subsidiaries

1.	The subsidiary Silicom Inc. files tax returns to US federal tax authorities and to state tax authorities in the states of New Jersey, California, Virginia, New York, New Mexico, Tennessee and Texas.
On December 22, 2017, the Tax Cuts and Jobs Acts was enacted into law. The new legislation impacted the company by reduction of the Federal corporate income tax rate to 21% effective January 1, 2018.

2.	The subsidiary Silicom Denmark is taxed according to the tax laws in Denmark.

3.
The Company has not provided for Israeli income and foreign withholding taxes on US$ 6,701 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2018. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 838 thousand at December 31, 2018.

4.
As of December 31, 2018, the net operating loss carry-forwards of the Companys’ subsidiaries for tax purposes amounted to approximately US$ 900 thousand. These losses are available to offset any future taxable income.

E.             Tax assessments

1.	For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2013.

2.
For the US Federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2014. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2013. For the Virginia state jurisdiction, Silicom Inc. has open tax assessments for the years 2015 through 2018.  For the Tennessee state jurisdiction, Silicom Inc. has open tax assessments for the years 2016 through 2018.  For the New Mexico and New York state jurisdictions, Silicom Inc. has open tax assessments for the years 2017 and 2018. For the Texas state jurisdiction, Silicom Inc. has open tax assessments for the year 2018.

3.	For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended August 31, 2014.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont'd)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2016	2017	2018
	US$ thousands

Income before income taxes:
Israel	15,541	23,226	14,703
Foreign jurisdiction	324	2,356	2,871
	15,865	25,582	17,574

Current taxes:
Israel	2,242	2,379	2,400
Foreign jurisdiction	720	1,095	831
	2,962	3,474	3,231

Current tax (benefits) expenses relating
to prior years:
Israel	26	12	(73)
Foreign jurisdiction	-	(71)	(226)
	26	(59)	(299)

Deferred taxes:
Israel	10	549	(106)
Foreign jurisdiction	(270)	(96)	111
	(260)	453	5

Income tax expense	2,728	3,868	2,937

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

G.          Deferred tax assets and liabilities

The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

	December 31	December 31
	2017	2018
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	282	281
Research and development costs	846	842
Tax loss carryforwards	111	169
PPE	15	48
Share based compensation	213	348
Intangible assets	110	202
Other	2	23
Total gross deferred tax assets	1,579	1,913

Deferred tax liabilities:
Intangible assets	-	(212)
Goodwill	(680)	(807)
Total gross deferred tax liabilities	(680)	(1,019)

Net deferred tax assets	899	894

In Israel	788	894
Foreign jurisdictions	111	-
Net deferred tax assets	899	894

Non-current deferred tax assets	899	894

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)
H. Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2016	2017	2018
	US$ thousands

Income before income taxes	15,865	25,582	17,574
Statutory tax rate in Israel	25.0%	24.0%	23.0%
	3,966	6,140	4,042

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses, net	228	364	295
Non-taxable income	(84)	(1,114)	-
Prior years adjustments	26	(59)	(299)
Tax effect due to
"Preferred Enterprise" status*	(1,924)	(2,361)	(1,398)
Taxes related to foreign jurisdictions	324	632	176
Changes in tax rate	94	162	-
Other	98	104	121

Income tax expense	2,728	3,868	2,937

* The effect of the benefit resulting from the "Preferred Enterprise" status on net earnings per ordinary share is as follows:

	Year ended December 31
	2016	2017	2018

Basic	0.26	0.32	0.19

Diluted	0.26	0.31	0.18

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

I.             Accounting for uncertainty in income taxes

The accounting literature clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

During 2016, 2017 and 2018 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 16 - Subsequent Events

(1)
In January 2019, the Company’s compensation committee and board of directors, respectively, have approved the grant of a total of 141,928 options under the Global Share Incentive Plan (2013), of which options granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2019, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.

Item 2

Management's Annual Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a15(f) and 15d15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Report of Management on Internal Control over Financial Reporting. Our management has assessed our internal control over financial reporting as of December 31, 2018, the end of our fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)".

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International, has audited the consolidated financial statements included in this report on Form 6-K, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2018.  The attestation report of our independent registered public accounting firm on management's assessment of the Company's internal control over financial reporting is included on pages F-3 and F-4 of this report on Form 6-K, and is included herein by reference.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitation, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Date: March 18, 2019
Signature: /S/ Shaike Orbach		Signature: /S/ Eran Gilad
Shaike Orbach, Chief Executive Officer		Eran Gilad, Chief Financial Officer